UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number: 1-14942

MANULIFE FINANCIAL CORPORATION

(Translation of registrant's name into English)

200 Bloor Street East
North Tower 10
Toronto, Ontario, Canada M4W 1E5
(416) 926‑3000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☑

DOCUMENTS FILED AS PART OF THIS FORM 6-K

The following documents, filed as exhibits to this Form 6-K, are incorporated by reference as part of this Form 6-K:

Exhibit	Description of Exhibit

99.1	News release dated March 10, 2023 announcing completion of subordinated debenture offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MANULIFE FINANCIAL CORPORATION

By: /s/ Scott MacIntosch
Name: Scott MacIntosh
Title: Assistant Corporate Secretary
Date: March 10, 2023